SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Renren Inc.

(Name of Issuer)

American Depositary Shares (ADS), each representing

Three Class A Ordinary Shares, par value $0.001 per Share

(Title of Class of Securities)

759892102**

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)

[_]   Rule 13d-1(c)

[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

**The CUSIP number is for the American Depository Shares relating to the Ordinary Shares that trade on the New York Stock Exchange.

Page 1 of 13 Pages

Exhibit Index Contained on Page 12

CUSIP NO. 759892102	13 G	Page 2 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM III, L.P. (“DCM III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
81,768,285 Class A ordinary common shares (“shares”) represented by 27,256,095 American Depositary Shares (“ADSs”), except that DCM Investment Management III, LLC (“GP III), the general partner of DCM III, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”) and Peter W. Moran (“Moran”), the managing members of GP III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
81,768,285 shares represented by 27,256,095 ADSs, except that GP III, the general partner of DCM III, may be deemed to have sole power to dispose of these shares, and Chao and Moran, the managing members of GP III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,768,285
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 759892102	13 G	Page 3 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM III-A, L.P. (“DCM III-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,166,501 shares represented by 722,167 ADSs, except that GP III, the general partner of DCM III-A, may be deemed to have sole power to vote these shares, and Chao and Moran, the managing members of GP III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,166,501 shares represented by 722,167 ADSs, except that GP III, the general partner of DCM III-A, may be deemed to have sole power to dispose of these shares, and Chao and Moran, the managing members of GP III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,501
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 759892102	13 G	Page 4 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund III, L.P. (“Aff III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,995,085 shares represented by 1,331,695 ADSs, except that GP III, the general partner of Aff III, may be deemed to have sole power to vote these shares, and Chao and Moran, the managing members of GP III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,995,085 shares represented by 1,331,695 ADSs, except that GP III, the general partner of Aff III, may be deemed to have sole power to dispose of these shares, and Chao and Moran, the managing members of GP III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,995,085
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 759892102	13 G	Page 5 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management III, LLC (“GP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
87,929,871 shares (represented by 29,309,957 ADSs), of which 81,768,285 shares (represented by 27,256,095 ADSs) are directly owned by DCM III, 2,166,501 shares (represented by 722,167 ADSs) are directly owned by DCM III-A and 3,995,085 shares (represented by 1,331,695 ADSs) are directly owned by Aff III. GP III, the general partner of DCM III, DCM III-A and Aff III, may be deemed to have sole power to vote these shares, and Chao and Moran, the managing members of GP III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
87,929,871 shares (represented by 29,309,957 ADSs), of which 81,768,285 shares (represented by 27,256,095 ADSs) are directly owned by DCM III, 2,166,501 shares (represented by 722,167 ADSs) are directly owned by DCM III-A and 3,995,085 shares (represented by 1,331,695 ADSs) are directly owned by Aff III. GP III, the general partner of DCM III, DCM III-A and Aff III, may be deemed to have sole power to dispose of these shares, and Chao and Moran, the managing members of GP III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,929,871
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 759892102	13 G	Page 6 of 13

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,524,875 shares (represented by 841,625 ADSs), of which 566,875 Class A ordinary shares are issuable upon the exercise of options.
6	SHARED VOTING POWER
87,929,871 shares (represented by 29,309,957 ADSs), of which 81,768,285 shares (represented by 27,256,095 ADSs) are directly owned by DCM III, 2,166,501 shares (represented by 722,167 ADSs) are directly owned by DCM III-A and 3,995,085 shares (represented by 1,331,695 ADSs) are directly owned by Aff III. Chao is a managing member of GP III, the general partner of DCM III, DCM III-A and Aff III, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 2,524,875 shares (represented by 841,625 ADSs), of which 566,875 Class A ordinary shares are issuable upon the exercise of options.
8	SHARED DISPOSITIVE POWER
87,929,871 shares (represented by 29,309,957 ADSs), of which 81,768,285 shares (represented by 27,256,095 ADSs) are directly owned by DCM III, 2,166,501 shares (represented by 722,167 ADSs) are directly owned by DCM III-A and 3,995,085 shares (represented by 1,331,695 ADSs) are directly owned by Aff III. Chao is a managing member of GP III, the general partner of DCM III, DCM III-A and Aff III, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,454,746
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 759892102	13 G	Page 7 of 13

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
87,929,871 shares (represented by 29,309,957 ADSs), of which 81,768,285 shares (represented by 27,256,095 ADSs) are directly owned by DCM III, 2,166,501 shares (represented by 722,167 ADSs) are directly owned by DCM III-A and 3,995,085 shares (represented by 1,331,695 ADSs) are directly owned by Aff III. Moran is a managing member of GP III, the general partner of DCM III, DCM III-A and Aff III, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
87,929,871 shares (represented by 29,309,957 ADSs), of which 81,768,285 shares (represented by 27,256,095 ADSs) are directly owned by DCM III, 2,166,501 shares (represented by 722,167 ADSs) are directly owned by DCM III-A and 3,995,085 shares (represented by 1,331,695 ADSs) are directly owned by Aff III. Moran is a managing member of GP III, the general partner of DCM III, DCM III-A and Aff III, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,929,871
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 759892102	13 G	Page 8 of 13

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by DCM III, L.P. (“DCM III”), DCM III-A, L.P. (“DCM III-A”), DCM Affiliates Fund III, L.P. (“Aff III”), and DCM Investment Management III, LLC (“GP III”) and K. David Chao (“Chao”) and Peter W. Moran (“Moran”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

Renren Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

5/F, North Wing

18 Jiuxisnqiao Middle Road

Chaoyang District Beijing F4 100016

People’s Republic of China

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by DCM III, L.P., a Delaware limited partnership (“DCM III”), DCM III-A, L.P., a Delaware limited partnership (“DCM III-A”), and DCM Affiliates Fund III, L.P., a Delaware limited partnership (“Aff III”), and DCM Investment Management III, L.L.C., a Delaware limited liability company (“GP III”), and K. David Chao (“Chao”) and Peter W. Moran (“Moran”), the managing members of GP III. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

GP III, the general partner of each of DCM III, DCM III-A and Aff III, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCM III, DCM III-A and Aff III. Chao and Moran are the managing members of GP III and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by DCM III, DCM III-A and Aff III.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

DCM

2420 Sand Hill Road

Suite 200

Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

DCM III, DCM III-A, and Aff III are Delaware limited partnerships. GP III is a Delaware limited liability company. Moran is a United States citizen. Chao is a Japanese citizen.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

American Depositary Shares (ADS)

Each ADS represents an ownership interest in three Class A ordinary shares. The Reporting Persons currently hold Class A ordinary shares, which may be deposited with the depositary for ADSs.

CUSIP # 759892102 (CUSIP Number for the ADSs, which are traded on the New York Stock Exchange. The Class A ordinary shares do not have a CUSIP Number.)

CUSIP NO. 759892102	13 G	Page 9 of 13

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances, set forth in the limited partnership agreements of DCM III, DCM III-A and Aff III, and the limited liability company agreement of GP III, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP NO. 759892102	13 G	Page 10 of 13

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 759892102	13 G	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2016

DCM III, L.P.

By: DCM INVESTMENT MANAGEMENT III, L.L.C.
Its General Partner

By:	/s/ Peter W. Moran
	Name:	Peter W. Moran
	Title:	Managing Member

DCM III-A, L.P.

By: DCM INVESTMENT MANAGEMENT III, L.L.C.
Its General Partner

By:	/s/ Peter W. Moran
	Name:	Peter W. Moran
	Title:	Managing Member

DCM AFFILIATES FUND III, L.P.
By: DCM INVESTMENT MANAGEMENT III, L.L.C.
Its General Partner

By:	/s/ Peter W. Moran
	Name:	Peter W. Moran
	Title:	Managing Member

DCM INVESTMENT MANAGEMENT III, L.L.C.

By:	/s/ Peter W. Moran
	Name:	Peter W. Moran
	Title:	Managing Member

/s/ David Chao
K. David Chao

/s/ Peter W. Moran
Peter W. Moran

CUSIP NO. 759892102	13 G	Page 12 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

CUSIP NO. 759892102	13 G	Page 13 of 13

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the American Depositary Shares of Renren Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.